

February 6, 2013

Via E-mail
Mr. Randy M. Griffin
Chairman and Chief Executive Officer
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 615
Dallas, Texas 75254

> **Re:** **Mesa Energy Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 9, 2013**
> **File No. 0-53972**

Dear Mr. Griffin:

We have reviewed your amendment and your letter dated January 8, 2013, and we have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Acquisition, page 70

Background to the Acquisition, page 70

1.   We note your response to comment 3 in our letter dated December 21, 2012. Refer to the following sentence at the bottom of page 70: "In addition, Messrs. Cerna and Griffin determined that the best and most cost effective course of action would be for a small group of members of each board to meet in C.K. Cooper's offices in Irvine, CA in order to further evaluate the potential transaction." Please revise your disclosure to clarify whether this planned meeting of the small group was the meeting that took place on September 13, 2012 at C.K. Cooper's corporate office in Irvine, California.

2.   In addition, please clarify how and when Mr. Cerna began discussions with Mr. Griffin or other Mesa affiliates about a possible business combination. In that regard, it appears from your revised disclosure that Messrs. Cerna and Griffin discussed such matters prior to the September 13, 2012 meeting described on page 71.

3.   We note your response to comment 8 in our letter dated December 21, 2012. Refer to the following sentence on page 71: "A general discussion of a possible exchange rate range took place at the September 13, 2012, meeting in Irvine, CA, and a range of possible values was discussed then and in subsequent telephone conversations between Messrs. Griffin and Cerna." Please disclose the range of possible values discussed.

4.   We note your response to comment 9 in our letter dated December 21, 2012. Refer to the following sentences on page 71: "Mesa management also believes that the integration of the management teams would not present any significant challenges. The structure of the new board would generally follow the split in shareholder base of the combined companies." Please disclose more specifically when the parties agreed on the proposed management and board structure for the combined company.

Fairness Opinion, page 77

5.   Please revise your filing to expand your discussion regarding the analyses prepared and presented to the Mesa board of directors by Moyes & Co. in connection with its fairness opinion. Please refer to Item 1015(b)(6) of Regulation M-A. Such disclosure should include the methods used to value each of Mesa and Armada, and the conclusions reached by Moyes with respect to the valuation of each company. Please also discuss how the range of values as determined by Moyes compares to the consideration being offered to the Mesa shareholders.

6.   Please disclose all material assumptions used in the valuation of Mesa and Armada.

7.   Please briefly explain the meaning of "asset up valuation" referenced at page 77.

8.   Please briefly describe the "value of synergies" referenced at page 77.

9.   Please briefly explain the meaning of "the risked technical value of the assets," to which you refer on page 77.

10.   Where you state on page 77 that "comparable transactions were considered," please describe the transactions considered and disclose Moyes & Co.'s findings.

11.   Please revise your disclosure to consistently and accurately disclose the conclusion reached by Moyes & Co. in its fairness opinion. In that regard, we note the statement in the Moyes opinion provided at Annex D that "…the Consideration to be paid pursuant to

the Asset Purchase Agreement is fair, from a financial point of view, to Mesa." Such opinion does not appear to address the fairness of the transaction to the Mesa shareholders. However, your disclosure at pages 12 and 72 suggest that Moyes & Co. concluded that the consideration to be received by the holders of Mesa common stock is fair from a financial point of view to such holders. Similarly, you indicate at page 77 that Moyes & Co. concluded that the negotiated value of the transaction represented a fair and reasonable agreement for the combination of Mesa and Armada. However, such conclusion is not included in the opinion provided in Annex D.

12. We note your response to comment 15 in our letter dated December 21, 2012, and reissue such comment. In that regard, we note that the revised opinion continues to indicate that it is "solely for the information, assistance and benefit of, the Board of Directors of Mesa." Please either delete this limitation or provide the disclosure described in our prior comment.

Financial Statements

13. Please monitor the age of the financial statements provided in your filing. Please refer to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief